                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               UNILAB CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    904763109
                                 (CUSIP Number)

                                 G. HOUSTON HALL
                              GHS MANAGEMENT, INC.
                         8235 DOUGLAS AVENUE, SUITE 420
                               DALLAS, TEXAS 75225
                                 (214) 696-2700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 16, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  Represents Amendment No. 1 for George Soros.

                        Continued on following page(s)
                              Page 1 of 11 Pages
                             Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 904763109                                           PAGE 2 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GHS Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Texas

                          7       Sole Voting Power

  Number of                                2,010,400(1)
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,391,000(2)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  2,010,400(1)
    With

                          10      Shared Dispositive Power
                                           1,391,000(2)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,401,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                  9.74%

14       Type of Reporting Person*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
(1) Includes an aggregate of 765,800 shares of Common Stock held by Quasar International Partners C.V. through its investment in GHS Partners LDC.

(2) Represents shares of Common Stock held for the account of Quantum Partners LDC which were acquired at the direction of GHS.

                                  SCHEDULE 13D

CUSIP NO. 904763109                                           PAGE 3 OF 11 PAGES

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                 G. Houston Hall

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 3,401,400(3)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With

                          10      Shared Dispositive Power
                                           3,401,400(3)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,401,400(3)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                  9.74%

14       Type of Reporting Person*

                 IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------
(3) Mr. Hall shares voting and dispositive power with respect to an aggregate of 3,401,400 shares of Common Stock managed by GHS Management, Inc. for Falcon Fund, Ltd., GHS Partners LDC and an account of Quantum Partners LDC.

                                  SCHEDULE 13D

CUSIP NO. 904763109                                           PAGE 4 OF 11 PAGES

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                 James C. Smith

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 3,401,400(4)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With

                          10      Shared Dispositive Power
                                           3,401,400(4)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,401,400(4)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                  9.74%

14       Type of Reporting Person*

                 IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------
(4) Mr. Smith shares voting and dispositive power with respect to an aggregate of 3,401,400 shares of Common Stock managed by GHS Management, Inc. for Falcon Fund, Ltd., GHS Partners LDC and an account Quantum Partners LDC.

                                  SCHEDULE 13D

CUSIP NO. 904763109                                           PAGE 5 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization
                 United States

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,156,800(5)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
     With

                          10      Shared Dispositive Power
                                           2,156,800(5)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,156,800(5)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                  6.18%

14       Type of Reporting Person*

                 IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------
(5) Represents shares of Common Stock held, directly or indirectly, for the accounts of Quasar International Partners C.V. and Quantum Partners LDC which were acquired at the direction of GHS Management, Inc. Soros Fund Management has the contractual authority to acquire voting and dispositive power of such shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to shares of the common stock (the "Common Stock") of Unilab Corporation (the "Issuer") and amends the initial statement on Schedule 13D filed on May 7, 1993 and all prior amendments thereto. The principal executive offices of the Issuer are located at 18448 Oxnard Street, Tarzana, CA 91356. This Amendment No. 2 represents Amendment No. 1 with respect to George Soros and contains certain information contained in the previous filings as it is the first amendment to be filed on Edgar.

ITEM 2.  IDENTITY AND BACKGROUND.

         (i) This Amendment No. 2 is filed on behalf of each of GHS Management, Inc., a Texas corporation ("GHS"), G. Houston Hall and James C. Smith. Messrs. Hall and Smith are United States citizens. The present principal occupation or employment of Messrs. Hall and Smith is the management of their personal investments and those managed by GHS. Mr. Hall and Mr. Smith also serve as the general partners of Falcon Fund, Ltd., a Texas limited partnership ("Falcon"). The principal business of GHS is investment and trading of capital stocks, warrants, bonds, notes, debentures and other securities for funds it manages for others.

         GHS has sole investment authority with respect to shares of Common Stock held by Falcon and GHS Partners LDC ("GHS Partners"). The shareholders in GHS Partners include Quasar International Partners C.V. ("Quasar"). GHS also makes recommendation with respect to shares of Common Stock held for the account of Quantum Partners LDC ("Quantum Partners"), the operating subsidiary of Quantum Fund N.V. ("Quantum"). Mr. Hall and Mr. Smith share investment authority over the funds managed by GHS. The principal place of business for Messrs. Hall and Smith and GHS Management, Inc. is 8235 Douglas Avenue, Suite 420, Dallas,Texas 75225.

         During the past five years, none of GHS, Mr. Hall and Mr. Smith has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (ii) This statement on Schedule 13D is also being filed on behalf of Mr. George Soros in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). The statement relates to Common Stock acquired, directly and indirectly, for the accounts of several "SFM Clients" (as defined herein) pursuant to investment advisory contracts which vest discretionary authority in SFM, which authority has been delegated with respect to a portion of the SFM Clients' portfolios to GHS pursuant to investment management agreements with GHS. SFM has the contractual authority to acquire the voting and dispositive power held by GHS with respect to the shares held, directly or indirectly, for the account of the SFM Clients by means of the termination of such investment management agreements.

         SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quantum Partners and Quasar (the "SFM Clients"). SFM's contracts with the SFM Clients generally provide that SFM is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the SFM Clients; and for allocating and re-allocating the SFM Clients' assets among them and itself. The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                 During the past five years, Mr. Soros has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                 Mr. Soros, together with Mr. Smith, Mr. Hall and GHS shall be referred to collectively herein as the Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The 3,401,400 shares of Common Stock which may be deemed to be beneficially owned by each of GHS, Mr. Hall and Mr. Smith (which shares were acquired at the direction of GHS) were purchased for the accounts of each of Falcon, GHS Partners and Quantum Partners in transactions effected in the over-the-counter markets and in private transactions for an aggregate purchase price of $17,693,628 (including brokerage commissions), which was expended from the working capital of the SFM Clients for whom the shares were acquired.

                 The 2,156,800 shares of Common Stock which may be deemed to be beneficially owned by Mr. Soros (which shares were acquired at the direction of GHS and are included in the aggregate number listed above) represent 1,391,000 shares of Common Stock purchased for the account of Quantum Partners at the direction of GHS and 765,800 shares attributable to Quasar by virtue of its investment in GHS Partners. All of such shares of Common Stock were acquired in transactions effected in the over-the-counter markets and in private transactions for an aggregate purchase price of $11,281,032 (including brokerage commissions), which was expended, directly or indirectly, from the working capital of the respective SFM Clients.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The Reporting Persons acquired the Common Stock reported herein as being beneficially owned by them solely for investment purposes. Depending on their evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as each may deem material, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock.

                 Except as set forth above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of
Item 4 or Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of October 25, 1995, (i) each of GHS, Mr. Smith and Mr. Hall may be deemed to own beneficially 3,401,400 shares of Common Stock (representing approximately 9.74% of the outstanding Common Stock) and (ii) Mr. Soros may be deemed to own beneficially 2,156,800 shares of Common Stock held for the accounts of the SFM Clients (representing approximately 6.18% of the outstanding Common Stock). Mr. Soros expressly disclaims beneficial ownership of any shares of Common Stock not owned, directly or indirectly, by the SFM Clients.

                 (b) Mr. Hall and Mr. Smith share the power to vote and dispose of the Common Stock beneficially owned by GHS through its management of the shares of Common Stock held by Falcon, GHS Partners and Quantum Partners.

                 (c) During the 60 days prior to and including the date of the event which requires the filing of this Amendment No. 2, GHS effected the following transactions, all of which were open market transactions effected through third party brokers:

                                                  TRANSACTION
         DATE                 ACCOUNT                TYPE                 SHARES              PRICE/SHARE
         ----                 -------             -----------             ------              -----------
        8/24/95                 GHS                   Buy                  5,000                4.5050
        9/21/95                 GHS                   Buy                  5,000                4.1650
       10/16/95                 GHS                   Buy                 25,000                3.7500
       10/18/95                 GHS                   Buy                 25,000                3.6250
       10/24/95                 GHS                   Buy                100,000                3.5000

                 (d)      Not applicable.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                 In connection with the transfer of substantially all of its assets to its operating subsidiary, Quantum Partners, Quantum's position in the Issuer was transferred to Quantum Partners. The investment advisory contract between Quantum and SFM, pursuant to which Quantum granted investment discretion to SFM, includes Quantum Partners as a discretionary account client of SFM.

                 Pursuant to an agreement between GHS and SFM, GHS provides investment advice with respect to Quantum Partners' investment in the shares of Common Stock. GHS receives certain incentive fees if SFM acts upon the offered advice.

                 None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than the First Amended and Restated Limited Partnership Agreement of Falcon, dated as of June 30, 1991, pursuant to the terms of which Mr. Hall and Mr. Smith, as general partners, share the power to manage the affairs of Falcon, including the right to vote the shares of the Issuer and to dispose of such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Form of First Amended and Restated Limited Partnership Agreement of Falcon Fund, Ltd. dated as of June 30, 1991 (filed as Exhibit A to Amendment No. 1 and incorporated by reference herein).

                 (b) Joint Filing Agreement dated November 30, 1993 among GHS and Messrs. Soros, Hall and Smith (filed as Exhibit B to Amendment No. 1 and incorporated by reference herein).

                 (c) Power of Attorney dated December 11, 1991 executed by George Soros appointing Sean C. Warren attorney-in- fact (filed as Exhibit C to Amendment No. 1 and incorporated by reference herein).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 26, 1995                    GHS MANAGEMENT, INC.

                                           By:  /s/ James F. Gallivan
                                              ---------------------------
                                           Title:   James F. Gallivan

Date:  October 26, 1995                    /s/ G. Houston Hall
                                           ------------------------------
                                           G. Houston Hall

Date:  October 26, 1995                    /s/ James C. Smith
                                           ------------------------------
                                           James C. Smith


Date:  October 26, 1995                    GEORGE SOROS

                                           By: /s/ Sean C. Warren
                                              ---------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact

                                     ANNEX A

                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                             Scott K. H. Bessent
                             Walter Burlock
                             Stanley Druckenmiller
                             Arminio Fraga
                             Gary Gladstein
                             Robert K. Jermain
                             David N. Kowitz
                             Donald H. Krueger
                             Elizabeth Larson
                             Jay Misra
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.